News Release
August 29, 2005		SVU: TSX-V

SPUR VENTURES 2005 SECOND QUARTER UPDATE

Vancouver, BC, Canada – Spur Ventures Inc. (TSX Venture - SVU, NASDAQ OTC BB - SPVEF) today announced the results of second quarter ended June 30, 2005. The following is a summary of key aspects of the Company’s operations to date. More information can be found in the audited financial statements and the related notes for the quarter ended June 30, 2005 and the management discussion and analysis of the period filed with Canadian regulators on SEDAR at www.sedar.com and on the Company’s website.

“Spur has had an incredibly productive 2Q05 and is now well positioned to implement its strategy of integrating phosphate mining through fertilizer manufacturing into the market place in China.” said Spur CEO, Rob Rennie. “By 2007, when we complete the fast track expansion of our compound fertilizer production and the merger with Tianren, Spur will have grown from 100,000 to 500,000 mt of NPK production, will be mining 300,000 mt of P2O5, marketing over 1.5 million tonnes of NPK’s and will be in an excellent position to continue its rapid growth by both acquisition and organically”.

KEY DEVELOPMENTS

Yichang Spur Chemicals (YSC)

Spur’s NPK compound fertilizer producing Joint Venture (YSC) produced 10,100 mt of NPK’s in the 2Q, an increase of 57% over the 1Q05 and 92% over 2Q04 despite the planned closure of the facility in June for routine maintenance. April production was 4,799 mt while May was 5,311 mt, an 11% increase month over month. There was no production in June. The 2Q production rate was 61% versus 21% in 2Q04 and 26% in 1Q05 demonstrating Spur’s ability to continuously improve its operations in China.

Fertilizer prices continued to increase causing farmers to delay purchases of fertilizers in anticipation of lower prices closer to planting time. This is normal in the 2Q which is an intermediate season when producers build up inventory in anticipation of the fall fertilizing season. Net sales for the 2Q05 were $2,609 K versus $2,117 K in the 1Q05 and $998 K in 2Q04. Because of higher raw material prices margins continued to be under pressure. Gross profit was $64K vs. $246K in the 1Q05 and $121K in 2004.

YTD production was 16,535 mt and sales were $4,867K for a Gross Profit of $344K and an EBITDA of $148K. Comparisons to 2004 are not valid because Spur formed YSC in April of 2004.

Spur remains on target to break even for YSC in 2005. Spur realizes that acceptable profitability will only come when the YSC facility is fully integrated with its own sulphuric acid and MAP

Suite 2684 Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 609-9836 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: info@spur-ventures.com

August 29, 2005

production and has expanded its NPK production. Spur’s phosphoric acid plant investment has already paid dividends offsetting the rapid rise in phosphoric acid prices. Accordingly Spur announced on July 05 plans to fast track its growth in China by building a 300K tpa sulphuric acid, a 100K tpa MAP and a 200K tpa NPK plant to be completed in stages by 2007.

Yichang Maple Leaf Chemicals (YMC)

Spur’s phosphate rock mining joint venture (YMC) is finalizing its plans to begin mining the Dianziping deposit once formal approval to transfer the mining license is received from the Chinese authorities.

Spur has deposited $C13M in YMC’s Registered Capital Account and is in full compliance with all of the requirements for the transfer of the mining licenses. Spur is working with Yichang City to expedite the due diligence required by the City prior to the transfer of the licenses.

Spur Consolidated Results

Total expenses increased to $ 1,071K in the quarter ended June 30, 2005 from $525K in 2004 due to doubled production volume, new accounting rules for non-cash stock based compensation and repair and depreciation expenses for the month of shutdown which are normally charged to the cost of product. The non-cash stock compensation expenses were $200K compared to the $54K in the 2Q of 2004. The total of salaries, consulting and professional fees were $307K compared to $133K in the same period in 2004 due to the engagement of additional officers and directors as the Company expands towards its objectives. Selling expenses were $91K compared to $30K in the second quarter of 2004 due to increased sales volume.

Cash Position

As of June 30th, 2005, the Company had a balance of cash and cash equivalents of $11.8 million, of which $1.0 million was in a Canadian bank. $10.8 million was held in YMC’s registered capital account deposited with a major bank in China, of which $10.6 million was in Canadian currency. The Company has complete control over the disbursements from the YMC registered capital account. The Company’s successful private placement for net proceeds of approximately $28 million has further strengthened the company’s cash position to approximately $40 million.

Tianren Acquisition

On June 29 Spur announced the acquisition of four companies of Tianren, a privately held Chinese NPK producer and its intent to merge these four with YSC and YMC. The deal will triple Spur’s name plate NPK production capacity from 100K to 300K mt/year with the ability to move that product into the Chinese market with the strength of Tianren’s marketing organization which has the largest single NPK market share in China. The new Spur China will market over one million tonnes of NPK’s in addition to its own production capacity and is anticipated to achieve significant savings in purchase of raw materials and in operating expenses. The acquisition also gives Spur geographical diversity in China which is so important in any agricultural business. Upon closing, Mr. Wu Sihai, currently President of Sino Arab Chemical Fertilizer Company, China’s largest NPK producer and the newly elected President of the International Fertilizer Industry Association and a member of the Chinese National People’s Congress and Mr. Zhai Jidong, Vice President of Tianren, will be invited to join the Spur Board.

Suite 2684 Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 609-9836 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: info@spur-ventures.com

August 29, 2005

Share Offering

On July 28 Spur announced the successful closure of a private placement through its agents, Raymond James Ltd and Dundee Securities Corporation of 17, 142, 858 units for gross proceeds of $30 million. Each unit carries a price of $1.75 and consists of one share and one-half of one warrant to purchase an additional share for a period of two years at $2.00.

The proceeds will be used to fund the fast tracking of Spur’s development projects in China as outlined in its news release dated July 6, 2005 and for general corporate purposes.

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Spur Ventures Inc. aims to be the premier integrated fertilizer manufacturer in China, with plans to produce up to one million tonnes per year of high -quality NPK fertilizer for domestic consumption in the central province of Hubei, China. These expansion plans include the development of the largest phosphate deposit in China, located near Yichang City.

For further information, please contact Dr. Robert Rennie or Mr. Robert G. Atkinson at 604-689-5564 or visit the website at www.spur-ventures.com.

This news release includes certain statements that may be deemed to be "forward-looking statements" regarding the timing and content of upcoming programs. Although Spur Ventures believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include phosphate and potash prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite 2684 Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 609-9836 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: info@spur-ventures.com